Exhibit 4.11

—Courtesy Translation Only—

Supplemental Agreement

Preamble

GPC Biotech AG, Martinsried, Germany and Dr. Bernd R. Seizinger entered into a Service Agreement, dated March 1, 2007, and a Service Agreement Amendment, dated December 14 (together the “Service Agreement). The Service Agreement is supplemented by the parties; §3 paragraphs 5 and 6 are being replaced and §12 paragraph 5 is being inserted:

§3

Compensation

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2.	………

3.	………

4.	………

5.	In the event of a “Change of Control” (as hereinafter defined), Dr. Seizinger is entitled to terminate this Service Agreement with notice of two months prior to month end, and to resign from office effective on the termination date. Furthermore, he is entitled to receive a severance payment as set forth in paragraph 6 below.

“Change of Control” means the occurrence of any of the following events:

(a)	the Company is notified by a third party that such party has acquired 50% or more of the voting rights in the Company pursuant to Sec. 21 (1) 1 German Securities Trading Act (Wertpapierhandelsgesetz, WpHG);

(b)	a third party (alone or together with voting rights attributed to it pursuant to Sec. 22 WpHG) acquires voting rights in the Company in an amount that would have represented more than 50% of the present registered share capital at the last annual general meeting of the Company;

(c)	an enterprise agreement (Unternehmensvertrag) pursuant to Sec. 291 et seq. German Stock Corporation Act (Aktiengesetz, AktG) is concluded with the Company as the controlled enterprise (abhängiges Unternehmen);

(d)	the Company is integrated pursuant to Sec. 319 AktG (merged into another company where the other company is the surviving entity);

(e)	the Company is converted into a different legal form (except for the conversion into a Societas Europaea with a two-tier board system) pursuant to Sec. 190 et seq. German Reorganisation Act (Umwandlungsgesetz, UmwG);

(f)	the Company is merged with another legal entity pursuant to Sec. 2 et seq. UmwG, if the Company is a transferring entity (übertragender Rechtsträger); or

(g)	due to other measures pursuant to the UmwG, if shareholders of the Company end up holding less than 50% of the voting rights in the Company after the execution of such measure,

and Dr. Seizinger’s position as chairman of the Management Board is more than immaterially affected by the change of majority ownership. More than immaterially affected refers in particular to following changes:

Fundamental change in the scope Dr. Seizinger function, in particular loss of the position as Chief Executive Officer

Substantial change to the Chief Executive Officer’s primary place of service to a location more than 50 kilometers distant from Chief Executive Officer’s primary place of service at the time of the Change of Control (currently Princeton, NJ);

Fundamental change in the strategy of the Company

6.	The Chief Executive Officer’s severance shall be the sum of the compensation pursuant to § 3 Paragraph 1 -3 which no longer becomes due and payable because of the early termination of his service relationship plus a payment in accordance with §2 Paragraph 4 of the Service Agreement. The severance claim comes into existence at the time of Dr. Seizinger provides notice of his termination, is inheritable, and becomes due with the termination of the service relationship .

7.	In the event of a “Change of Control” all stock options, convertible bonds and all other equity-linked compensation subject to vesting that were granted to the Chief Executive Officer prior to the Change of Control will fully vest and become interminable (accelerated vesting). In addition, for a period of 5 years following a Change of Control or until the end of their terms, the Company will not use its right to terminate contained in the terms and conditions of the aforementioned stock options, convertible bond or phantom stock or any other rights. In the case of paragraph 5 lit. (a) and lit. (b) above the triggering of a notification obligation or, if no notification obligation is triggered, the acquisition of such voting rights and in case of lit. (c) to lit (g) above the respective measure becoming legally effective).

All other obligations of the Company vis-à-vis the Chief Executive Officer arising from this Agreement are not affected by such a take-over. The other conditions of stock options, convertible bonds or phantom stock or any other equity-linked compensation remain unchanged.

8.	The entirety of the Chief Executive Officer’s claim arising from his activity shall be deemed settled by the compensation pursuant to the preceding paragraphs.

§12 Termination

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2.	………

3.	………

4.	………

5.	If Dr. Seizinger is removed from office, without cause according to §84 Paragraph 3 of German Stock Corporation Law, he entitled to terminate his Service Agreement according to preceding §3 Paragraph 5. In this case, Dr. Seizinger is entitled to a severance payment defined in §3 Paragraph 6-7 of this Supplemental Agreement.

The remainder of the terms of the Service Agreement remain unchanged.

April 16, 2008

Martinsried, Germany

/s/ Dr. Juergen Drews	/s/ Dr. Bernd Seizinger
Prof. Dr. Jürgen Drews	Dr. Bernd R. Seizinger
Chairman of the Board
GPC Biotech AG